UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ILG, LLC

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46113M108

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

c/o Qurate Retail, Inc.

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46113M108

1.	Names of Reporting Persons Qurate Retail, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

Qurate Retail, Inc.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

ILG, LLC

This Report on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of ILG, Inc., a Delaware corporation (the “Issuer”). In connection with the completion of the Combination Transactions (as defined below), the Issuer was converted to a Delaware limited liability company.  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Qurate Retail, Inc., a Delaware corporation (the “Reporting Person”), on August 29, 2008, as amended by Amendment No. 1 to the Report on Schedule 13D/A filed with the SEC by the Reporting Person on November 2, 2015 and Amendment No. 2 to the Report on Schedule 13D/A filed with the SEC by the Reporting Person on May 1, 2018 (collectively, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment,” and together with the Schedule 13D, the “Statement”) constitutes Amendment No. 3 to the Schedule 13D.  This Amendment constitutes an exit filing of the Reporting Person in respect of shares of Common Stock previously reported as beneficially owned by the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.         Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the Schedule 13D in its entirety.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.         Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 1, 2018, Marriott Vacations Worldwide Corporation (“Marriott”) completed its previously announced acquisition of the Issuer, in which the Issuer became a wholly owned subsidiary of Marriott (the “Combination Transactions”).  As a result of the consummation of the Combination Transactions, each share of Common Stock beneficially owned by the Reporting Person was converted into $14.75 in cash, without interest, and 0.165 shares of common stock, $0.01 par value per share, of Marriott, in accordance with the terms of the Agreement and Plan of Merger, dated as of April 30, 2018, by and among the Issuer, Marriott, Ignite Holdco, Inc., Ignite Holdco Subsidiary, Inc., Volt Merger Sub, Inc., and Volt Merger Sub, LLC (the “Merger Agreement”).

The information set forth in Item 6 of this Amendment is incorporated into this Item 4 by reference.

Item 5.         Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)  The Reporting Person beneficially owns no shares of Common Stock.

(b)  Not applicable.

(c) Other than as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers and directors of the Reporting Person, effected any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on September 1, 2018.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On September 1, 2018, Marriott completed its previously announced acquisition of the Issuer, which was effected by the Combination Transactions.  As a result, all shares of Common Stock beneficially owned by the Reporting Person were converted into $14.75 in cash, without interest, and 0.165 shares of common stock, $0.01 par value per share, of Marriott, in accordance with the terms of the Merger Agreement.

Upon the occurrence of the Final Holdco Merger Effective Time, the Voting and Support Agreement, dated April 30, 2018, by and among the Issuer, Marriott, the Reporting Person, and Liberty USA Holdings was terminated in accordance with its terms.

Upon the occurrence of the Final Holdco Merger Effective Time, in accordance with the terms of the Voting and Support Agreement, Marriott assumed all of the Issuer’s rights and obligations under the Registration Rights Agreement (as modified pursuant to the Voting and Support Agreement).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2018	QURATE RETAIL, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

QURATE RETAIL, INC.

The name and present principal occupation of each director and executive officer of Qurate Retail, Inc. (“Qurate Retail”) are set forth below. The business address for each person listed below is c/o Qurate Retail, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Qurate Retail, all executive officers and directors listed are United States citizens, except for Fiona P. Dias, who is a citizen of both the United States and Kenya, and M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name	Principal Occupation and Principal Business (if applicable)
Michael A. George	President and Chief Executive Officer of Qurate; Director of Qurate; President and Chief Executive Officer, QVC, Inc.
Gregory B. Maffei	Chairman of the Board and Director of Qurate
Richard N. Barton	Director of Qurate
Fiona P. Dias	Director of Qurate
M. Ian G. Gilchrist	Director of Qurate
Evan D. Malone	Director of Qurate
John C. Malone	Director of Qurate
David E. Rapley	Director of Qurate
Larry E. Romrell	Director of Qurate
Mark Vadon	Director of Qurate
Andrea L. Wong	Director of Qurate
Richard N. Baer	Chief Legal Officer of Qurate
Mark D. Carleton	Chief Financial Officer of Qurate
Albert E. Rosenthaler	Chief Corporate Development Officer of Qurate